Midstate Bancorp, Inc.

6810 York Road

Baltimore, Maryland 21212

March 8, 2016

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTN: David Lin, Esq.

Re:	Midstate Bancorp, Inc.

Registration Statement on Form S-1

Filed May 6, 2014

File No. 333-195707

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Midstate Bancorp, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its above-referenced Registration Statement on Form S-1, together with all exhibits thereto (the “Registration Statement”). The Registration Statement has not been declared effective as of the date hereof and no securities were sold in connection with the offering contemplated in the Registration Statement.

The Company was incorporated to serve as the holding company for Midstate Community Bank (the “Bank”) in connection with the Bank’s proposed conversion from a Maryland state-chartered mutual savings bank to a Maryland state-chartered commercial bank, a stock form of organization. The Company has determined to withdraw the Registration Statement as the Bank no longer intends to move forward with the proposed conversion.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Penny Somer-Greif at (410) 347-7341 or psomergreif@ober.com.

Sincerely,

MIDSTATE BANCORP, INC.

By:  /s/ N. Alan Anthony

N. Alan Anthony

President, Chief Executive Officer and Chairman of the Board